Exhibit 99.1

Can-Fite Reports New Data Showing its Psoriasis Drug May Offer Efficacy
Similar to Industry Leading Biologics Without Harmful Side Effects

-	Similar to biologics, Piclidenoson (CF101) inhibits inflammatory proteins IL-17 and IL-23
-	Findings to be presented during Late Breaking News Session at Psoriasis 2016 in Paris on July 7, 2016
-	Phase III psoriasis study expected to commence in 2016

PETACH TIKVA, Israel, June 15, 2016 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs being developed to treat inflammatory diseases, cancer and sexual dysfunction, today announced new mechanism of action data indicating its lead drug candidate, Piclidenoson (CF101) inhibits two inflammatory cytokines, interleukin 17 (IL-17) and interleukin 23 (IL-23) which are known to play a major role in the inflammatory process of psoriasis.

Biologic drugs, which are injectable immunomodulators, for the treatment of psoriasis currently on the market and in development, also work via a similar mechanism of action by inhibiting IL-17 and IL-23. These systemic drugs offer good efficacy, however, as biologics they can cause serious side effects.

Piclidenoson binds to the Gi protein associated A3 adenosine receptor (A3AR), which is over- expressed in psoriasis patients. This binding action has shown to induce a robust anti-inflammatory effect by inhibiting IL-17 and IL-23 as demonstrated in in-vitro studies. An orally administered small molecule drug, Piclidenoson, potentially offers safety superior to biologics as shown in clinical studies in approximately 1,000 people.

These findings will be presented at Psoriasis 2016, the 5th Congress of the Psoriasis International Network, in Paris, France on July 7, 2016. The oral presentation titled, “CF101 via A3AR Activation inhibits IL-17 and IL-23” is scheduled for 10:10 am during the Late Breaking News Session.

“We believe that the discovery of this new mechanistic pathway of Piclidenoson will position it as a strong drug candidate to treat psoriasis with potential efficacy similar to biologics on the market today, while potentially offering superior safety as a small molecule oral drug,” stated Can-Fite CEO, Dr. Pnina Fishman.

The global psoriasis market is estimated to reach $9 billion by 2018 (Visiongain). Can-Fite recently announced the submission of its Phase III protocol design to the European Medicines Agency for Piclidenoson in the treatment of psoriasis and expects to commence the trial in 2016.

About Piclidenoson (CF101)

Piclidenoson is a novel, first-in-class, A3 adenosine receptor agonist (A3AR) small molecule, orally bioavailable drug with a favorable therapeutic index demonstrated in Phase II clinical studies. Piclidenoson is currently under development for the treatment of autoimmune inflammatory diseases including rheumatoid arthritis (completed Phase II) and psoriasis (completed Phase II/III).

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s lead drug candidate, Piclidenoson, is scheduled to enter Phase III trials in 2016 for two indications, rheumatoid arthritis and psoriasis. The rheumatoid arthritis Phase III protocol has recently been agreed with EMA. Can-Fite's liver cancer drug CF102 is in Phase II trials for patients with liver cancer and is slated to enter Phase II for the treatment of non-alcoholic steatohepatitis (NASH). CF102 has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for hepatocellular carcinoma by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and is being prepared for an IND submission to the FDA and a Phase I trial.  These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114